December 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Babette Cooper
Mr. Wilson Lee
Ms. Catherine De Lorenzo
Ms. Pam Howell

Re:	Forbion European Acquisition Corp.
Registration Statement on Form S-1
File No. 333-261308

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Forbion European Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 613 copies of the Preliminary Prospectus dated November 23, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

KEMPEN & CO. USA, INC.

For itself and on behalf of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Adam Kerbis
Authorized Signatory

By:	/s/ John Delgado-McCollum
Authorized Signatory

KEMPEN & CO. USA, INC.

By:	/s/ Jan De Kerpel
Authorized Signatory

By:	/s/ Thomas ten Hoedt
Authorized Signatory

[Signature Page to Underwriters Acceleration Request Letter]